UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC. ASTRAZENECA PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share (including the associated preferred stock purchase rights)
(Title of Class of Securities)
584699102
(Cusip Number of Class of Securities)

Graeme H. R. Musker AstraZeneca PLC 15 Stanhope Gate London, W1K 1LN, England Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley Thomas J. Reid Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on May 3, 2007 by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of AstraZeneca, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune, Inc., a Delaware corporation (“MedImmune”), at $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On June 6, 2007, AstraZeneca issued a press release announcing the completion of the Offer.  The Subsequent Offering Period expired at 12:00 Midnight, New York City time, on Tuesday, June 5, 2007.  According to the Depositary, as of 12:00 Midnight, New York City time, on June 5, 2007, a total of 218,750,474 Shares (excluding Shares tendered through notices of guaranteed delivery that had not been delivered to the Depositary as of June 5, 2007) were validly tendered in the initial offering period and the Subsequent Offering Period of the Offer, which represent approximately 91.6% of all outstanding Shares.  Purchaser has accepted for payment all Shares that were validly tendered during the initial offering period and the Subsequent Offering Period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

As disclosed in Amendment No. 5 to the Schedule TO filed on June 1, 2007, the acquisition of MedImmune is expected to be completed, on or about June 18, 2007, upon the effectiveness of the Merger under the short-form merger provisions of the DGCL without prior notice to, or any action by, any other MedImmune stockholder.  At the Merger Effective Time, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the DGCL and any Shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per Share, without interest, that was paid in the Offer.  As a result of the Merger, MedImmune will become an indirect wholly owned subsidiary of AstraZeneca.

The full text of AstraZeneca’s June 6, 2007 press release is attached hereto as Exhibit (a)(11).”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(11)  Press release issued by AstraZeneca dated June 6, 2007.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2007

ASTRAZENECA BIOPHARMACEUTICALS INC.

By:	/s/ Chris R. W. Petty
Name: Chris R. W. Petty
Title: Assistant Secretary and Vice President

ASTRAZENECA PLC

By:	/s/ Shaun F. Grady
Name: Shaun F. Grady
Title: Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(11)	Press release issued by AstraZeneca dated June 6, 2007.